EXHIBIT 3.2

CERTIFICATE OF AMENDMENT TO THE

RESTATED ARTICLES OF INCORPORATION

Pursuant to the provisions of Act 284, Public Acts of 1972 (the “Act”), the undersigned corporation executes the following Certificate:

1.                                      The present name of the corporation is:

Aastrom Biosciences, Inc.

2.                                      The identification number assigned by the Bureau is:

529-456

3.                                      The following language is hereby added to the end of Article III of the Restated Articles of Incorporation:

Effective at 9:00 a.m. EDT, on October 16, 2013 every twenty outstanding shares of Common Stock will be combined into and automatically become one share of outstanding Common Stock of the Corporation.  The Corporation will not issue fractional shares on account of the foregoing reverse stock split; all shares that are held by a shareholder as of the effective date hereof shall be aggregated and each fractional share resulting from the reverse stock split after giving effect to such aggregation shall be cancelled.

In lieu of any interest in a fractional share to which a shareholder would otherwise be entitled as a result of such reverse stock split, such shareholder will be paid a cash amount for such fractional shares equal to the product obtained by multiplying (a) the fraction to which the shareholder would otherwise be entitled by (b) the per share closing price of the Corporation’s Common Stock on the trading day immediately prior to the effective time of the Reverse Stock Split, as such price is reported on the NASDAQ Capital Market.

4.                                      The number of authorized shares of common stock shall be reduced to 15,000,000 by virtue of the Certificate of Amendment.

5.                                      The foregoing amendment to the Restated Articles of Incorporation proposed by the board was duly adopted on the 7th day of October, 2013, at the Special Meeting of Shareholders in accordance with Section 611(3) of the Act, where the necessary votes were cast in favor of the amendment.

Signed this 9th day of October, 2013.

By:	/s/ Dominick C. Colangelo
Name:	Dominick C. Colangelo
Its:	Chief Executive Officer and President